Mail Stop 6010   April 6, 2007

Ms. Karen M. Spaun
Chief Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, MI 48034-6112

        Re: **Meadowbrook Insurance Group, Inc.**
                  Preliminary Proxy Statement on Schedule 14A
                  Filed March 23, 2007
                  File No. 1-14094

Dear Ms. Spaun:

This is to advise you that we have limited our review of the above proxy statement to the issues identified below. We will make no further review of this filing.

The Third Proposal on which you are Voting — Proposal to Amend Meadowbrook Insurance Group, Inc.'s Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock of the Company from 50,000,000 to 75,000,000.

1. Please disclose whether you currently have any plans to issue any of the shares that would be authorized through this proposal. If you do, please briefly describe the plans and state how many shares will be issued pursuant to each such plan.

*   *   *

As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director